FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 29, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Second Quarter Ended June 30, 2012

August 28, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months ended June 30, 2012.

Key Financial Highlights of Q2 2012

•                  Consolidated revenues up 3.6% q-o-q to $3,122 million

•                  Consolidated adjusted OIBDA(1) up 9.1% q-o-q to $1,374 million with 44.0% OIBDA margin

•                  Consolidated net loss(2) of $682 million

•                  Free cash-flow(3) positive with $1.1 billion for the six months ended June 30, 2012

Key Corporate and Industry Highlights

•                  Obtained license and frequencies to provide LTE telecommunication services in Russia in the FDD (frequency division duplexing) standard

•                  Announced the withdrawal of operating licenses of Uzdunrobita FE LLC (“MTS-Uzbekistan”), MTS’s wholly owned subsidiary in Uzbekistan

•                  Acquired a 100% stake in Tascom CJSC, a market leader in providing telecommunication services to corporate clients in Moscow and the Moscow region, for $38.3 million(4)

•                  Agreed to a memorandum of understanding with other telecommunications operators to jointly lay and operate an underwater fiber-optic cable Sakhalin-Magadan-Kamchatka. Total length of the cable is approximately 2,000 km

•                  Signed a shareholders agreement with AFK Sistema to jointly develop and manage the multimedia content portal Stream.ru (formerly Omlet.ru), following the reduction of MTS’s stake in LLC Stream from 100% to 45% and subsequent deconsolidation of the asset

•                  Completed the dividend payment of RUB 14.71 per ordinary MTS for the 2011 fiscal year, amounting to a total of RUB 30.4 billion

•                  Received licenses and agreed upon legal and technical conditions to resume operations in Turkmenistan

(1)	See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.
(2)	Attributable to the Group.
(3)	See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.
(4)

Acquisition through MTS’ subsidiary MGTS. Additional payment of $6.9 million is deferred for 12 months and is contingent upon fulfillment of certain agreed requirements. MGTS also assumed net debt of Tascom in the amount of $9.7 million

•                  Repurchased the series 05 ruble-denominated bond in the amount of approximately RUB 13.2 billion and changed the bond’s coupon rate from an annual rate of 14.25% to 8.75%

•                  Acquired a 100% stake in Elf group of companies, a fixed broadband and pay-TV services provider in Belgorod and the Belgorod region, for RUB 220 million

•                  Acquired a 100% stake in LLC “Intercom”, a broadband and cable TV provider in the Mari El Republic, for RUB 90 million

Impairment charges related to MTS’ operations in the Republic of Uzbekistan

On June 28, 2012, MTS announced that Uzbekistan authorities were conducting audits of the financial and operating activities of MTS-Uzbekistan and that certain MTS-Uzbekistan managers were detained without any legitimate grounds.

On July 17, 2012, MTS-Uzbekistan suspended its operations in Uzbekistan following receipt of an order from the Communications and Information Agency of Uzbekistan (“SACI”) informing MTS-Uzbekistan of the temporary suspension of the operating license of MTS-Uzbekistan for a period of 10 business days.

On July 30, 2012, the Tashkent Economic Court granted a petition, which was filed on July 27, 2012 by the SACI, to extend the suspension of the operating of license of MTS-Uzbekistan for an additional period of three months. MTS-Uzbekistan filed an appeal to challenge this decision on August 8, 2012.  On August 17, 2012, this appeal was denied.

On August 8, 2012, MTS announced that from August 6, 2012 through August 7, 2012, 16 regional antimonopoly departments of the Republic of Uzbekistan simultaneously held hearings and declared that MTS-Uzbekistan violated antimonopoly laws, consumer protection laws and laws governing advertisements. In total, the claims of the antimonopoly regulator against MTS-Uzbekistan amounted to approximately $80 million, which was subsequently reduced by the central anti-monopoly authority to approximately $13 million.

On August 9, 2012, MTS announced that the SACI had filed a petition with the Tashkent Commercial Court to withdraw all operating licenses of MTS-Uzbekistan. In addition, numerous claims were asserted against MTS-Uzbekistan on the grounds that it failed to comply with applicable licensing requirements.

On August 13, 2012, the Tashkent Commercial Court granted SACI’s petition to withdraw all operating licenses of MTS-Uzbekistan. Subsequently, on August 27, 2012, MTS-Uzbekistan’s appeal was denied.  MTS also received the content of 16 findings of tax audits conducted by Uzbekistan tax authorities, which resulted in claims against MTS in excess of $669 million.

MTS maintains that since the acquisition of MTS-Uzbekistan in 2004, it has duly complied with the requirements of the laws of Uzbekistan, a fact which has been confirmed by numerous audits conducted by the SACI and other regulatory bodies of Uzbekistan. Furthermore, in the last two months, in an attempt to clarify the situation and engage the relevant authorities in constructive discussions, MTS has sent numerous letters to the government of the Republic of Uzbekistan, including the President of Uzbekistan, I.A. Karimov. To date, MTS has not received any official response.

While MTS strongly denies any wrongdoing alleged by the various Uzbekistan authorities and has challenged, and intends to continue to challenge, the legality of their actions, MTS has fully complied with the relevant court decisions described above and has suspended all of its operations in Uzbekistan. Considering the adverse impact of such circumstances on MTS’ ability to conduct operations in Uzbekistan, MTS has determined that a portion of its long-lived assets attributable to Uzbekistan was impaired and has recorded an impairment charge of $579 million in the consolidated statement of operations for the three months ended June 30, 2012.  In addition, MTS has provided for tax, anti-monopoly and other liabilities that management believes are probable to result from the various legal proceeding currently ongoing in Uzbekistan in the amount of $500 million. The total effect of impairment charges on MTS’ statement of operations, visible in its US GAAP net income for the three months ended June 30, 2012, is as follows:

Reconciliation of financial statements for events in Uzbekistan

USD million	Q2 2012
Net Operating Income before adjustments attributable to Uzbekistan	794.6
Impairment of goodwill & long-lived assets in Uzbekistan	579.0
Provision for tax and anti-monopoly claims in Uzbekistan	500.0
Net Operating Loss	(284.4)

Net Loss(5)	(673.4)

In connection with recent developments, MTS is conducting an internal review to evaluate events surrounding MTS-Uzbekistan and its employees, including communications with relevant international and local authorities, as well as correspondence with the General Prosecutor’s Office, SACI and anti-monopoly organizations.

Commentary

Mr. Andrei Dubovskov, President and CEO of MTS, commented, “Group revenue for the quarter increased 4% quarter-on-quarter to reach over $3.1 billion US dollars in spite of a significant weakening of our core currencies versus the US dollar. We saw sustained growth in usage of voice and data products in each of our markets of operation. We also see signs of stability and moderate competitive pressures in our markets. Total revenues in Russia increased in ruble terms by 9% year-over-year to 82.8 billion rubles. Year-over-year our mobile business grew by 10% to 69.3 billion rubles. As we predicted, we continue to see benefits in our mobile business through a combination of strong tariff plans, prudent sales strategies and continued investments in our networks.”

Mr. Alexey Kornya, MTS Vice President and Chief Financial Officer, said, “In the first quarter, we grew Group adjusted OIBDA by 5% year-over-year to $1.37 billion US dollars despite a year-over-year weakening of the ruble/USD rate of nearly 11%.  Our adjusted OIBDA margin for the period reached 44.0%, an increase of 2.4 percentage points from Q2 2011. Overall we are seeing success in our efforts to increase profitability in our Russian business and realize greater efficiencies across the Group.  In Russia, OIBDA rose 14% to 36.9 billion rubles while our OIBDA margin increased from 42.7% to 44.6% in Q2 2012. While we are obviously pleased with our strong performance and the overall profitability of the Group, we feel there is a likelihood that margins will weaken in the second-half of the year due to the stabilization of revenue dynamics given the overall economic environment; increased labor costs based on new laws regarding social taxes; continuously rising rent and maintenance costs as we expand our mobile and fixed networks; further expansion of our retail footprint and its rising contribution to the Group’s financial results, and the impact of the developments around our subsidiary in Uzbekistan which has been delivering high margins.”

Mr. Dubovskov added, “In Uzbekistan, despite the successful growth and development of our telecommunications business, as we have recounted in our public disclosure, our subsidiary has been subjected to numerous actions by various authorities that have led us to suspend our operations.  While we continue to challenge the allegations against MTS-Uzbekistan and make use of the appeals process within Uzbekistan, we are also evaluating other appropriate

(5) Before the non-controlling interest

legal strategies to defend our legitimate rights and investment interests. We also remain engaged to secure the release of our imprisoned employees.” In Turkmenistan, we came to an agreement with government authorities in over the resuming of our operations and will re-launch services in September. We do not anticipate large costs to get the network up and running; our asset remains intact and in good condition. In Russia, we continue to see opportunities to create value in our business.  By the end of the year, we will increase our retail footprint by up to 500 stores.  The combination of 3G networks and a retail presence will help us drive sales of smartphones and increase smartphone penetration, which will in turn lead to higher-value customers.”

This press release provides a summary of some of the key financial and operating indicators for the period ended June 30, 2012. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary

USD million	Q2 2012	Q2 2011	y-o-y		Q1 2012	q-o-q
Revenues	3,122.2	3,128.3	-0.2%		3,013.8	3.6%
Adjusted OIBDA	1,373.6	1,302.7	5.4%		1,259.1	9.1%
- margin	44.0%	41.6%	+2.4	pp	41.8%	+2.2	pp
Net operating income/(loss)	(284.4)	672.2	n/a		649.7	n/a
- margin	n/a	21.5%	n/a		21.6%	n/a
Net income/(loss)	(681.8)	367.0	n/a		511.7	n/a
- margin	n/a	11.7%	n/a		17.0%	n/a

Russia Highlights

RUB million	Q2 2012	Q2 2011	y-o-y		Q1 2012	q-o-q
Revenues(6)	82,827.8	76,081.2	8.9%		78,679.1	5.3%
- mobile	69,342.4	63,143.2	9.8%		65,350.0	6.1%
- fixed	15,227.0	15,608.8	-2.4%		15,216.2	0.1%
OIBDA	36,929.4	32,484.0	13.7%		33,917.8	8.9%
- margin	44.6%	42.7%	+1.9	pp	43.1%	+1.5	pp
Net income	10,190.3	9,888.9	3.0%		16,064.4	-36.6%
- margin	12.3%	13.0%	-0.7	pp	20.40%	-8.1	pp

	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
ARPU (RUB)(7)	265.0	288.0	284.0	280.6	297.1
MOU (min)	269	272	283	282	309
Churn rate (%)	11.3%	11.9%	12.3%	11.3%	10.5%

Ukraine Highlights

UAH million	Q2 2012	Q2 2011	y-o-y		Q1 2012	q-o-q
Revenues	2,397.7	2,236.8	7.2%		2,218.1	8.1%
OIBDA	1,243.5	1,083.1	14.8%		1,059.6	17.4%
- margin	51.9%	48.4%	+3.5	pp	47.8%	+4.1	pp
Net income	509.5	323.8	57.4%		312.8	62.9%
- margin	21.3%	14.5%	+6.8	pp	14.1%	+7.2	pp

	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
ARPU (UAH)	38.79	42.20	38.73	37.16	40.06
MOU (min)	586	586	592	601	611
Churn rate (%)	7.0%	8.1%	8.1%	8.5%	7.7%
SAC (UAH)	64.7	64.5	60.4	64.7	61.7
- dealer commission	32.8	35.4	30.6	35.9	33.7
- adv&mktg	18.3	14.7	17.8	17.5	16.5
- handset subsidy	5.1	5.4	3.5	3.2	2.6
- SIM card & voucher	8.6	8.9	8.5	8.1	8.9

(6)	Revenue, net of intercompany.
(7)

ARPU is now calculated by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Uzbekistan Highlights(8)

USD million	Q2 2012	Q2 2011	y-o-y		Q1 2012	q-o-q
Revenues	132.8	108.6	22.3%		115.7	14.8%
Adjusted OIBDA	72.3	58.1	24.4%		51.3	40.9%
- margin	54.4%	53.5%	+0.9	pp	44.3%	+10.1	pp
Net income/(loss)	(1 017.5)	17.8	n/a		(2.1)	n/a
- margin	n/a	16.4%	n/a		n/a	n/a

	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
ARPU (USD)	3.9	3.8	3.9	4.1	4.7
MOU (min)	416	421	440	468	553
Churn rate (%)	6.9%	9.3%	20.2%	11.9%	19.1%
SAC (USD)	7.7	6.5	5.6	6.1	4.7

Armenia Highlights

AMD million	Q2 2012	Q2 2011	y-o-y		Q1 2012	q-o-q
Revenues	19,076.6	18,697.0	2.0%		16,682.1	14.4%
OIBDA	9,932.9	10,136.2	-2.0%		11,346.9	-12.5%
- margin	52.1%	54.2%	-2.1	pp	68.0%	-15.9	pp
Net income/(loss)	2,815.6	(167.1)	n/a		1,267.4	122.2%
- margin	14.8%	n/a	n/a		7.6%	+7.2	pp

	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
ARPU (AMD)	2,432.7	2,751.0	2,577.1	2,380.3	2,739.2
MOU (min)	272	293	300	315	342
Churn rate (%)	8.5%	10.0%	13.0%	13.2%	8.7%
SAC (AMD)	8,237.3	7,625.3	6,595.9	7,248.3	4,572.7

(8)  The functional currency in Uzbekistan is the US dollar.

CAPEX Highlights

USD mln	FY2008	FY 2009	FY2010	FY2011	H1 2012
Russia	1,784.7	1,389.7	2,260.0	2,245.7	1,000.5
- as % of rev	18.8%	17.2%	24.0%	21.1%	19.0%
Ukraine	595.6	377.4	154.9	148.0	40.2
- as % of rev	35.8%	36.0%	14.4%	13.0%	7.0%
Uzbekistan	139.7	460.3	157.9	145.7	80.8
- as % of rev	35.7%	113.7%	35.3%	33.0%	32.5%
Turkmenistan	58.2	52.4	44.4	n/a	n/a
- as % of rev	44.3%	32.6%	21.4%	n/a	n/a
Armenia	34.6	48.5	29.9	45.0	3.4
- as % of rev	13.5%	21.9%	14.4%	22.5%	3.8%
Group	2,612.8	2,328.3	2,647.1	2,584.5	1,124.9
- as % of rev	22.0%	23.7%	23.4%	21.0%	18.3%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

Attachments to the Second Quarter 2012
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile and fixed operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (USD mln)	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Operating income	672.2	852.8	720.0	649.7	(284.4)
Add: D&A	630.5	587.1	555.6	609.5	579.0
Add: Impairment	—	—	—	—	579.0
Add: Tax and antimonopoly claims	—	—	—	—	500.0
Adjusted OIBDA	1,302.7	1,439.9	1,275.6	1,259.1	1,373.6

Russia (USDmln)	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Operating income	676.9	829.3	691.3	660.2	745.3
Add: D&A	484.0	439.1	411.5	463.7	442.8
OIBDA	1,160.9	1,268.4	1,102.8	1,123.9	1,188.1

Ukraine (USDmln)	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Operating income	49.2	66.3	60.1	49.3	79.8
Add: D&A	86.6	86.8	83.5	83.3	75.8
OIBDA	135.9	153.1	143.7	132.6	155.6

Uzbekistan (USDmln)	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Operating income	21.3	14.8	18.2	6.6	(1,050.7)
Add: D&A	36.8	41.2	42.5	44.7	44.0
Add: Impairment	—	—	—	—	579.0
Add: Tax and antimonopoly claims	—	—	—	—	500.0
Adjusted OIBDA	58.1	56.0	60.7	51.3	72.3

Armenia (USDmln)	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Operating income	4.2	12.3	7.1	11.6	8.3
Add: D&A	22.9	19.9	18.0	17.7	16.4
OIBDA	27.1	32.2	25.1	29.2	24.7

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Operating margin	21.5%	26.0%	24.1%	21.6%	(9.1)%
Add: D&A	20.1%	18.0%	18.6%	20.2%	18.6%
Add: Impairment	—	—	—	—	18.5%
Add: Tax and antimonopoly claims	—	—	—	—	16.0%
Adjusted OIBDA margin	41.6%	44.0%	42.8%	41.8%	44.0%

Russia	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Operating margin	24.9%	29.5%	27.1%	25.3%	27.9%
Add: D&A	17.8%	15.6%	16.1%	17.8%	16.6%
OIBDA margin	42.7%	45.1%	43.2%	43.2%	44.5%

Ukraine	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Operating margin	17.5%	21.2%	20.8%	17.8%	26.6%
Add: D&A	30.9%	27.7%	28.8%	30.0%	25.3%
OIBDA margin	48.4%	48.9%	49.6%	47.8%	51.9%

Uzbekistan	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Operating margin	19.6%	13.1%	15.8%	5.7%	(790.9)%
Add: D&A	33.9%	36.5%	37.0%	38.6%	33.1%
Add: Impairment	—	—	—	—	435.8%
Add: Tax and antimonopoly claims	—	—	—	—	376.4%
Adjusted OIBDA margin	53.5%	49.6%	52.8%	44.3%	54.4%

Armenia	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Operating margin	8.4%	21.8%	14.3%	26.9%	17.6%
Add: D&A	45.8%	35.4%	36.2%	41.1%	34.4%
OIBDA margin	54.2%	57.3%	50.5%	68.0%	52.0%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

USD mln	As of Dec 31, 2011	As of Jun 30, 2012
Current portion of debt and of capital lease obligations	1,155.7	1,104.5

Long-term debt	7,554.0	6,237.1

Capital lease obligations	5.5	3.5

Total debt	8,715.2	7,345.1

Less:

Cash and cash equivalents	1,850.8	881.0

Short-term investments	86.2	837.9

Net debt	6,778.2	5,626.2

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

	Six months ended Dec 31, 2011	Six months ended Jun 30, 2012	Twelve months ended Jun 30, 2012
USD mln	A	B	C=A+B
Net operating income	1,572.8	365.3	1,938.1
Add: D&A	1,142.8	1,188.4	2,331.2
Add: Impairment	—	579.0	579.0
Add: Tax and antimonopoly claims	—	500.0	500.0
Adjusted OIBDA	2,715.6	2,632.7	5,348.3

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

USD mln	For the six months ended June 30, 2011	For the six months ended June 30, 2012
Net cash provided by operating activities	1,669.2	2,274.3

Less:

Purchases of property, plant and equipment	(660.6)	(1,021.0)

Purchases of intangible assets	(145.6)	(103.8)

Proceeds from sale of property, plant and equipment	8.3	2.2

Proceeds from sale of other investments	7.0	14.7

Investments in and advances to associates	3.0	—

Acquisition of subsidiaries, net of cash acquired	(33.8)	(32.7)

Free cash-flow	847.5	1,133.7

***

Attachment C

Definitions

Subscriber.We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amounts in thousands of US Dollars except per share amount)

	Six months ended		Three months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Net operating revenue
Service revenue	$5 725 044	$5 625 971	$2 912 471	$2 924 756
Sales of handsets and accessories	410 938	436 270	209 711	203 500
	6 135 982	6 062 241	3 122 182	3 128 256
Operating expenses
Cost of services	(1 355 714)	(1 305 937)	(689 858)	(672 329)
Cost of handsets and accessories	(368 450)	(432 990)	(180 629)	(212 315)
Sales and marketing expenses	(337 084)	(461 556)	(182 120)	(226 199)
General and administrative expenses	(1 295 968)	(1 291 269)	(627 472)	(644 128)
Depreciation and amortization expense	(1 188 526)	(1 192 458)	(579 061)	(630 491)
Provision for doubtful accounts	(52 943)	(61 986)	(13 735)	(30 566)
Impairment of goodwill & long-lived assets	(582 327)	(11 351)	(580 303)	(1 713)
Provision for tax and antimonopoly claims in Uzbekistan	(500 000)		(500 000)
Other operating expenses	(89 718)	(68 629)	(53 410)	(38 292)

Net operating income	365 252	1 236 065	(284 406)	672 223

Currency exchange and transaction gain	(24 800)	79 138	(198 942)	(10 012)

Other income / (expenses):
Interest income	58 170	26 978	29 346	15 934
Interest expense, net of capitalized interest	(312 080)	(331 890)	(151 367)	(161 437)
Other (expenses)/income	(7 158)	19 428	4 507	10 248
Total other expenses, net	(261 068)	(285 484)	(117 514)	(135 255)

Income/(loss) before provision for income taxes and noncontrolling interest	79 384	1 029 719	(600 862)	526 956

Provision for income taxes	(234 071)	(270 277)	(72 506)	(129 002)

Net (loss)/income	(154 687)	759 442	(673 368)	397 954
Net loss attributable to the noncontrolling interest	(15 337)	(70 787)	(8 392)	(30 945)
Net (loss)/income attributable to the Group	(170 024)	688 655	(681 760)	367 009

Other comprehensive (loss)/income, net of taxes
Currency translation adjustment	(134 284)	94 240	(266 423)	(37 419)
Unrealized gains on derivatives	27 501	4 326	25 001	2 518
Unrecognized actuarial gains	384	750	190	457
Total other comprehensive (loss)/income, net of taxes	(106 399)	99 315	(241 232)	(34 444)
Other comprehensive income/(loss) attributable to the noncontrolling interest	7 049	(85 031)	15 852	(17 581)
Other comprehensive (loss)/income attributable to the MTS Group, net of taxes	(99 350)	14 285	(225 381)	(52 026)
Comprehensive (loss)/income	$(269 374)	$702 940	$(907 141)	$314 983

Weighted average number of common shares outstanding, in thousands - basic and diluted	1 988 918	1 952 692	1 988 919	1 988 125
Earnings per share - basic and diluted	(0.09)	0.35	(0.34)	0.18

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2012 AND DECEMBER 31, 2011

(Amounts in thousands of US dollars)

	As of June 30,	As of December 31,
	2012	2011
CURRENT ASSETS:
Cash and cash equivalents	$881 034	$1 850 826
Short-term investments	837 905	86 242
Trade receivables, net	1 025 445	863 808
Accounts receivable, related parties	7 258	4 488
Inventory and spare parts	302 141	291 075
VAT receivable	190 132	191 039
Prepaid expenses and other current assets	664 240	550 170
Total current assets	3 908 155	3 837 648

PROPERTY, PLANT AND EQUIPMENT	7 754 473	8 205 352

INTANGIBLE ASSETS	2 276 245	2 708 328

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	183 408	188 047

OTHER INVESTMENTS	121 056	123 442

OTHER ASSETS	275 497	255 412

Total assets	$14 518 834	$15 318 229

CURRENT LIABILITIES
Accounts payable	888 619	799 128
Accrued expenses and other current liabilities	2 664 917	1 553 034
Tax and antimonopoly claims in Uzbekistan	500 000
Accounts payable, related parties	61 203	56 982
Current portion of long-term debt, capital lease obligations	1 104 547	1 155 691
Total current liabilities	5 219 286	3 564 835

LONG-TERM LIABILITIES
Long-term debt	6 237 120	7 553 983
Capital lease obligations	3 495	5 529
Deferred income taxes	241 155	227 928
Deferred revenue and other	309 057	314 728
Total long-term liabilities	6 790 827	8 102 168

Total liabilities	12 010 113	11 667 003

Redeemable noncontrolling interests	63 386	80 603

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 2,066,413,562 shares issued as of June 30, 2012 and December 31, 2011 (777,396,505 of which are in the form of ADS as of June 30, 2012 and December 31, 2011)

	50 814	50 814
Treasury stock (77,494,385 and 77,496,725 common shares at cost as of June 30, 2012 and December 31, 2011, respectively)	(992 141)	(992 141)
Additional paid-in capital	96 464	92 720
Accumulated other comprehensive income	(1 063 342)	(963 992)
Retained earnings	4 256 409	5 294 651
Total shareholders’ equity attributable to the Group	2 348 204	3 482 052
Noncontrolling interest	97 131	88 571
TOTAL SHAREHOLDERS` EQUITY	2 445 335	3 570 623

Total liabilities and shareholders’ equity	$14 518 834	$15 318 229

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

(Amounts in thousands of U.S. dollars)

Six months ended
	June 30, 2012	June 30, 2011

Net cash provided by operating activities	2 274 257	1 669 225

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries net of cash acquired	(32 685)	(33 803)
Purchases of property, plant and equipment	(1 021 043)	(660 578)
Purchases of intangible assets	(103 837)	(145 599)
Proceeds from sale of property, plant and equipment and assets held for sale	2 229	8 347
Purchases of short-term investments	(917 214)	(371 199)
Proceeds from sale of short-term investments	121 775	351 692
Proceeds from sale of other investments	14 729	7 026
Investments in and advances to associates		3 000
Increase in restricted cash	(2 045)	(1 844)
Net cash used in investing activities	(1 938 091)	(842 958)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash payments for the acquisitions of subsidiaries from related parties and non-controlling interests		(187 280)
Contingent consideration paid on acquisition of sudsidiaries		(7 540)
Proceeds from issuance of notes	63 642	1 659
Proceeds from sale of treasury shares	19
Repurchase of common stock		(67)
Repayment of notes	(400 000)	(49 409)
Capital lease obligation principal paid	(3 936)	(5 093)
Dividends paid	(3 218)	(203 742)
Other distributions to shareholders	(7 220)
Proceeds from loans	5 302	22 547
Loan principal paid	(1 020 664)	(161 606)

Net cash used in financing activities	(1 366 075)	(590 531)

Effect of exchange rate changes on cash and cash equivalents	60 117	59 976

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS:	(969 792)	295 712

CASH AND CASH EQUIVALENTS, at beginning of period	1 850 826	927 694

CASH AND CASH EQUIVALENTS, at end of period	881 034	1 223 406

Group financial results for the second quarter 2012 Investor conference call – August 28, 2012 Mr. Andrei Dubovskov, President, Chief Executive Officer Mr. Alexey Kornya, Vice President, Chief Financial Officer

Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks. Safe harbor 2

Financial and corporate highlights Key financial and operating results Appendix News summary and recent events Group financial highlights Group balance sheet and Free Cash Flow Group capital expenditures Group debt Subscriber base dynamics Re-launch of operations in Turkmenistan 3i Strategy Contents 3

MTS a step ahead

Group news summary for Q2 2012 and recent events

Q2 2012 highlights

- Acquired a 100% stake in Tascom CJSC, a market leader in providing telecommunication services to corporate clients in Moscow and the Moscow region, for $38.3 mln*
- Agreed to a memorandum of understanding with other telecommunications operators to jointly lay and operate an underwater fiber-optic cable Sakhalin-Magadan-Kamchatka. Total length of the cable is approximately 2,000 km
- Signed a shareholders agreement with AFK Sistema to jointly develop and manage the multimedia content portal Stream.ru (formerly Omlet.ru), resulting in the reduction of MTS's stake in LLC Stream from 100% to 45% and subsequent deconsolidation of the asset

Thereafter

- Obtained license and frequencies to provide LTE telecommunication services in Russia in the FDD (frequency division duplexing) standard
- Announced the withdrawal of operating licenses of Uzdunrobita FE LLC ("MTS-Uzbekistan"), MTS's wholly owned subsidiary in Uzbekistan
- Completed the dividend payment of RUB 14.71 per ordinary MTS for the 2011 fiscal year, amounting to a total of RUB 30.4 bln
- Received licenses and agreed upon legal and technical conditions to resume operations in Turkmenistan
- Repurchased the series 05 ruble-denominated bond in the amount of approximately RUB 13.2 bln and changed the bond's coupon rate from an annual rate of 14.25% to 8.75%
- Acquired a 100% stake in Elf group of companies, a fixed broadband and pay-TV services provider in Belgorod and the Belgorod region, for RUB 220 mln
- Acquired a 100% stake in LLC "Intercom", a broadband and cable TV provider in the Mari El Republic, for RUB 90 mln

*Acquisition through MTS' subsidiary MGTS. Additional payment of $6.9 mln is deferred for 12 months and is contingent upon fulfillment of certain agreed requirements. MGTS also assumed net debt of Tascom in the amount of $9.7 mln

4

Total Group Revenue (USD mln) Total Group Adjusted OIBDA* (USD mln) +4% stable +7% +9% +5% +16% *Adjusted OIBDA represents operating income before depreciation and amortization, impairment of long-lived and other assets and tax and antimonopoly claims in Uzbekistan. For further information, please see the Appendix for definitions and reconciliations Group financial highlights: Revenue and OIBDA Quarter-over-quarter revenue growth due to positive seasonality and overall increased consumption of voice and data products Year-over-year revenue dynamics impacted by negative local currency volatility vs. US dollar in all markets of operation Strong year-over-year OIBDA improvement as a result of operating expenses optimization, improvement in interconnect balance and growth in high-margin data revenues 5 Adjusted OIBDA margin 38.4% 41.6% 44.0% 42.8% 41.8% 44.0% 40.1% 42.9% Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 H1 2011 H1 2012 +1% +8% 6 062.2 6 136.0 2 428.5 2 632.7 1 373.6

Total Group Net Income (USD mln) n/a n/a +14% Non-cash impairment for goodwill and long-lived assets of $579 mln and provision for tax and antimonopoly claims of $500 mln recorded in the second quarter resulting from the suspension of operations in Uzbekistan in July 2012 Negative impact from the currency fluctuations during the quarter with a non-cash foreign currency loss of $198.9 mln in Q2 2012 Group financial highlights: Net Income 6 (681.8) Net income margin 11.0% 11.7% 11.1% 13.2% 17.0% n/a 11.4% n/a Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 H1 2011 H1 2012 688.7 (170.0) n/a Q2 2012 Adjusted Net Income in Q2 2012 Impairment of goodwill and long-lived assets Q2 2012 Net Loss attributable to the Group Adjusted Net Income (USD mln) (681.8) 579.0 357.5 500.0 Provision for tax and antimonopoly claims Deferred income tax (39.7)

Free cash flow* of $1.1 bln for the first half of 2012 Decline in cash on hand due to increase in short-term investments in preparation for debt repayments Rise in short-term investments due to preparation for FY2011 dividend payout Decline in net debt/LTM OIBDA due to improving operating performance *See reconciliations of net debt, LTM OIBDA and free cash flow to consolidated financial statements in the appendix; certain figures, like Free Cash Flow, are subject to currency volatility between the US dollar and currencies of those markets where MTS operates. Group balance sheet and Free Cash Flow 7 Balance sheet (USD mln unless noted) As of Dec 31, 2011 As of Jun 30, 2012 Cash and cash equivalents $1 850.8 $881.0 Short-term investments $86.2 $837.9 Total debt $8 715.2 $7 345.1 Long-term debt $7 559.5 $6 240.6 Short-term debt $1 155.7 $1 104.5 Net debt* $6 778.2 $5 626.2 LTM Adjusted OIBDA* $5 144.1 $5 348.3 Net debt/LTM Adjusted OIBDA 1.3x 1.1x Free Cash Flow (YTD) (USD mln) 212.2 1 092.3 847.5 1 133.7 +34%

Capital expenditures for the first half of 2012 came in at $1 124.9 mln Continuation of 3G network build-out in Russia with a total of 25 000 3G base stations at the end of Q2 2012 Modernization of regional fixed-line networks GPON project in Moscow Group capital expenditures 8 2 647.1 2 612.8 2 328.3 2 584.5 Russia 1 784.7 1 389.7 2 260.0 2 245.7 1 000.5 Ukraine 595.6 377.4 154.9 148.0 40.2 Uzbekistan 139.7 460.3 157.9 145.7 80.8 Turkmenistan 58.2 52.4 44.4 n/a n/a Armenia 34.6 48.5 29.9 45.0 3.4 Group 2 612.8 2 328.3 2 647.1 2 584.5 1 124.9 - as % of revenue 22.0% 23.7% 23.4% 21.0% 18.3% (in USD mln) 2008 2009 2010 2011 H1 2012 * Estimated CAPEX spend for 2012E ≈2 700 or 20-22% of revenue* H1 2012 1 124.9

Debt repayment schedule (USD mln) MTS Series 03, 05, 08 ruble bonds contain put options that can be exercised in June 2013, in July 2012 and in November 2015 respectively. MTS expects the options to be exercised. Total Group Debt = $7.3 bln Group debt at the end of Q2 2012 Debt optimization initiatives created a portfolio with manageable principal repayment schedules in the short- and medium-term In July 2012, MTS repurchased the series 05 ruble-denominated bond in the amount of approximately RUB 13.2 bln Debt composition reflective of the Company’s internal target of maintaining 70% of its portfolio in ruble-denominated instruments 9 568 97 609 1 854 1 164 1 430 914 699 *Debt composition by currency includes FOREX hedging in the amount of $300 mln as of Q2 2012 Debt composition by currency Q2 2012* Debt composition by type Q2 2012 Bonds Credit facilities 3% 78% 19% 41% 59% RUB EUR USD

In Russia, MTS continues to focus on mobile subscriber quality and churn optimization by focusing on sales through its own channels and motivating third-party dealers to drive top-offs Increase in a number of broadband subscribers due to modernization of fixed-line networks in the regions Number of pay TV subscribers impacted by reconciliation of acquired companies’ subscriber definitions with those of MTS *Including CDMA subscribers **Starting October 2011 MTS switched from 6 months to 3 months subscriber accounting policy in Uzbekistan ***MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated Group subscriber base dynamics during the quarter 10 MTS subscribers (mln unless noted) Q1 2012 Q2 2012 % change Total mobile 105.49 105.56 stable Russia: - mobile 69.38 69.59 stable - households passed, 000s 11 448 11 507 stable - broadband Internet, 000s 2 238 2 285 2.1% - pay TV, 000s 2 971 2 937 -1.1% Ukraine* 19.39 19.64 1.3% Uzbekistan** 9.53 9.00 -5.6% Armenia 2.23 2.31 3.6% Belarus*** 4.96 5.02 1.2%

11 Ashgabat Key facts about Turkmenistan* Population: 5.4 mln Population density: 11 per km2 GDPreal growth 2012-2013: 8.0% *Source: IMF, July 2012 Re-launch of operations in Turkmenistan MTS reached an agreement with Turkmenistan authorities to relaunch its network in September 2012 Key figures: - CAPEX to restart network: $1.5 mln - CAPEX required 2012-2015: <$40 mln Key targets: - No. of subscribers 2012: 440,000 - Est revenue 2012: 9.4 mln manat ($3.3 mln)

3i: MTS strategy Seamless user experience for all segments Rapid broadband infrastructure (fixed/3G/LTE) deployment Integrated sales channels New pipelines and customer touch-points Integration Enhanced connectivity Compelling Internet user experience Best-in-class content apps and services Smarter pipelines to capture additional value Internet Delivery of exclusive devices Cutting-edge products and services for all customer segments End-to-end user experience at home, at work and on the move Differentiation through product and service mix Innovation Increasing customer lifetime value Generating shareholder returns Strategic direction Tactics Key benefits 12

Financial and corporate highlights Key financial and operating results Appendix Russia Ukraine Uzbekistan Armenia Contents 13

Year-over-year revenue growth as a result of increased voice and data usage OIBDA margin year-over-year improvement attributable to on-going cost optimization, decrease in churn and an increase in the share of high-margin data revenues Total Russia Revenue (RUB bln) Total Russia OIBDA (RUB bln) +5% +9% +2% +9% +14% +12% Russia financial highlights 14 OIBDA margin 39.1% 42.7% 45.1% 43.2% 43.1% 44.6% 40.9% 43.9% Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 H1 2011 H1 2012 +7% +15% 150.4 161.5 61.5 70.8 79.8

Fixed Russia Revenue (RUB bln) stable -3% +11% Russia revenue breakdown Mobile service revenue year-over-year growth as a result of sequential increase in voice and data usage, as well as greater contribution from sales of handsets with a growing share of higher-priced smartphones in the sales mix Year-over-year decline in fixed revenue impacted by a decrease of both residential and corporate ARPUs on the back of increased competition and the addition of lower value customers 15 Mobile Russia Revenue (RUB bln) +6% +10% +3% Incl. sales of handsets & accessories 6.7 5.6 7.3 6.0 6.0 6.5 12.3 12.5 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 H1 2011 H1 2012 +8% +2% 124.5 134.7 29.7 30.4 66.3 13.9

Russia mobile operating indicators Strong year-on-year ARPU growth driven by the Company’s focus on higher-quality subscriber acquisition and retention, as well as reflective of efforts aimed at voice and data consumption increase MOU growth in line with ARPU developments and retention efforts aimed at mass-market subscribers Continuous churn improvement as a result of change in dealer relations to focus more on top-offs rather than attraction of a low-quality subscribers through a massive SIM-card sales ARPU (RUB) MOU (min) +6% +12% +5% +10% +15% +8% 16 Subs, mln 71.5 71.1 70.1 70.0 69.4 69.6 Churn rate, % 12.0% 11.3% 11.9% 12.3% 11.3% 10.5% VAS ARPU 67.4 64.4 69.7 72.8 81.7 77.5 - as % of ARPU 26.7% 24.3% 24.2% 25.7% 29.1% 26.1% APPM 1.01 0.98 1.06 1.00 0.99 0.96 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012

Key initiatives included: Launch of “Unlimited Internet for a day” service to stimulate data usage Decrease in content revenues in Q2 2012 due to seasonality, the discontinuation of SMS –promotions and intensification of anti-fraud activities Russia mobile operating indicators* Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Data Content Revenue (RUB mln) *Does not include revenue from SMS and data bundles, which is included in airtime revenue -4% +10% -9% +6% +35% +5% -16% +41% -17% 17 Total VAS (RUB mln)* 14 365 13 616 15 290 16 578 18 264 17 613 27 981 35 876 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 H1 2011 H1 2012 +7% +34% +40% 8 248 8 821 11 286 15 179 7 789 10 936

Russia fixed operating indicators Residential ARPU year-on-year decline due to the overall decrease of prices on the Internet and pay-TV market Corporate ARPU year-on-year decrease indicative of the competitive pressures on the corporate market, convergent offers aimed at optimization of customers expenses, as well as a low share of value-added services ARPU Residential (RUB) ARPU Corporate (RUB) stable -3% -2% +2% -3% -5% 18 *Figures retrospectively adjusted in line with MTS definitions; does not include collective access subscribers Total households passed, 000s 9 985 10 079 10 415 11 433 11 448 11 507 Total BB subs, 000s 1 892 1 957 2 032 2 152 2 231 2 285 Total pay-TV subs, 000s* 2 637 2 635 2 741 2 987 2 971 2 937 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012

MTS a step ahead

MTS retail network development

- MTS continues to expand its retail chain with a focus on smaller markets to drive sales of higher-margin data products and services
- At the end of Q2 2012, MTS retail network comprised 4,156 stores, including 1,560 franchised outlets. MTS plans to increase its retail footprint by up to 500 stores till the end of the year, of which 60 will be flagship locations
- Sales increased by 8% quarter-over-quarter in terms of units sold in Q2 2012
- Sales of smartphones in the sales mix advanced by 10pp year-over-year in terms of units sold in H1 2012

Expansion of the MTS retail network, 2010 – 2012



3 343
1,134
2209
3 373
1,130
2243
4 156
1,560
2596
4 588
1,655
2933
Q2 2010
Q2 2011
Q2 2012
Q4 2012E
Own stores
Franchise stores

Smartphones* sales and penetration, 2010 – 2012



35%
30%
25%
20%
15%
10%
5%
0%
8.4%
6.3%
12.4%
10.4%
17.4%
11.6%
23.3%
14.0%
27.0%
17.2%
30.0%
>20%
H1 2010
H2 2010
H1 2011
H2 2011
H1 2012
H2 2012E
sales of smartphones through MTS retail network as % of total handsets sold in units smartphones penetration as % of all registered mobile phones on MTS network

*MTS defines a smartphone as a handset with one of the following operating systems: iOS, Android, Windows, Blackberry OS, Symbian, Linux or Bada

19

Year-over-year revenue performance reflective of usage increase and greater contribution from guest roaming revenues due to Euro 2012 football championship held in Ukraine OIBDA growth outpaces revenue dynamic due to cost discipline and rational competition OIBDA margin growth in Q2 2012 impacted by a one-off reserve correction related to interconnect settlements in the amount of UAH 48.1 mln Ukraine financial highlights Total Ukraine OIBDA (UAH mln) Total Ukraine Revenue (UAH mln) +8% +7% +9% +17% +15% +18% 20 OIBDA margin 44.7% 48.4% 48.9% 49.6% 47.8% 51.9% 46.6% 49.9% Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 H1 2011 H1 2012 +7% +15% 4 294 4 616 2 002 2 303

Ukraine operating indicators ARPU (UAH) MOU (min) Quarter-over-quarter ARPU growth reflects positive seasonality Usage growth due to seasonal increase in subscriber activity Reduction in churn as a result of continuous focus on subscriber loyalty despite increased competitive pressures +2% +4% +8% +3% +8% +4% 21 *Including CDMA subscribers starting Q1 2011 Subs, mln* 18.5 18.8 19.3 19.5 19.4 19.6 Churn rate, % 7.6% 7.0% 8.1% 8.1% 8.5% 7.7% VAS ARPU 11.2 11.0 11.5 11.8 11.8 11.1 - as % of ARPU 31.0% 28.3% 27.1% 30.5% 31.9% 27.6% SAC 73.0 64.7 64.5 60.4 64.7 61.7 APPM 0.064 0.066 0.072 0.065 0.062 0.066 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012

Decline in messaging attributable to seasonality* Data traffic growth driven year-over-year by sales of CDMA-based modems Content revenues lower due to pull-back on promotions Key initiatives in Q2 2012: Launch of EuroGOOD’OK 2012 service for the period of Euro 2012 football championship Launch of a new Internet bundle – 300 Mb for UAH 50 for 30 days Ukraine operating indicators Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Data Content Revenue (UAH mln) -11% stable -2% -4% +9% +1% -9% -2% -4% 22 Total VAS (UAH mln) 619 614 654 687 691 648 1 233 1 339 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2011 H1 2011 H1 2012 +6% +11% stable *Messaging revenue in Q1 2012 included recognition of the revenues from the services ordered in 2011, normalized for this one-off, messaging revenue is in line with the seasonal trends

Quarterly revenue growth reflective of positive seasonality and an overall increase in voice and data usage Quarter-over-quarter OIBDA dynamics impacted by operating and sales and marketing cost saving initiatives Uzbekistan financial highlights Total Uzbekistan Adjusted OIBDA (USD mln) Total Uzbekistan Revenue (USD mln) +15% +22% +4% +24% +2% +41% 23 Adjusted OIBDA margin 54.1% 53.5% 49.6% 52.8% 44.3% 54.4% 53.8% 49.7% Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 H1 2011 H1 2012 +16% +8% 105 109 113 115 116 133 213 248 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 H1 2011 H1 2012 57 58 56 61 51 72 115 124 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 H1 2011 H1 2012

Uzbekistan operating indicators ARPU (USD) MOU (min) +21% stable +18% +33% +3% +15% 24 Year-over-year ARPU dynamics reflective of an increase in data revenues, introduction of fixed monthly subscriber fees and an overall increase in voice usage Strong year-over-year MOU growth as a result of activities to stimulate on-net calling Subs, mln 9.1 9.4 10.0 9.3 9.5 9.0 Churn rate, % 9.2% 6.9% 9.3% 20.2% 11.9% 19.1% SAC 7.4 7.7 6.5 5.6 6.1 4.7 APPM 0.01 0.01 0.01 0.01 0.01 0.01 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012

Armenia financial highlights Total Armenia OIBDA (AMD bln) Total Armenia Revenue (AMD bln) +14% +2% +15% -12% -2% +22% 25 Quarterly revenue growth impacted by positive seasonal factors and improving competitive environment Quarter-over-quarter OIBDA dynamics inline with revenue and seasonal trends when adjusted for a one-off in Q1 2012* OIBDA margin 51.0% 54.2% 57.3% 50.5% 68.0% 52.1% 52.7% 59.5% Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 H1 2011 H1 2012 +2% +16% 35.0 35.8 18.4 21.3 *One-off effect from equipment swap resulting in the recognition of an additional AMD 3.52 bln of OIBDA in Q1 2012

Armenia operating indicators Quarterly ARPU growth reflective of positive seasonal trends and Company’s efforts to retain and attract higher-value subscribers Rise in MOU indicative of on-net usage stimulation to improve customer loyalty ARPU (AMD) MOU (min) -7% +15% +13% +14% +9% +26% 26 Subs, mln 2 549.7 2 509.8 2 461.8 2 377.8 2 230.3 2 314.4 Churn rate, % 6.7% 8.5% 10.0% 13.0% 13.2% 8.7% SAC 6 005.4 8 237.3 7 625.3 6 595.9 7 248.3 4 572.7 APPM 7.3 8.9 9.4 8.6 7.6 8.0 Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012

Financial and corporate highlights Key financial and operating results Appendix Contents Definitions and reconciliations 27

MTS a step ahead

Appendix – Definitions and Reconciliations

Non-GAAP financial measures. This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, US dollar and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation, and Amortization (OIBDA). OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

	Q2 2011					Q1 2012					Q2 2012				
USD mln	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM
Operating income	672.2	676.9	49.2	21.3	4.2	649.7	660.2	49.3	6.6	11.6	(284.4)	745.3	79.8	(1,050.7)	8.3
Add: D&A	630.5	484.0	86.6	36.8	22.9	609.5	463.7	83.3	44.7	17.7	579.0	442.8	75.8	44.0	16.4
Add: Impairment	-	-	-	-	-	-	-	-	-	-	579.0	-	-	579.0	-
Add: Tax and antimonopoly claims	-	-	-	-	-	-	-	-	-	-	500.0	-	-	500.0	-
Adjusted OIBDA	1,302.7	1,160.9	135.9	58.1	27.1	1,259.1	1,123.9	132.6	51.3	29.2	1,373.6	1,188.1	155.6	72.3	24.7

	Q2 2011					Q1 2012					Q2 2012				
	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM	Group	RUS	UKR	UZB	ARM
Operating margin	21.5%	24.9%	17.5%	19.6%	8.4%	21.6%	25.3%	17.8%	5.7%	26.9%	(9.1%)	27.9%	26.6%	(790.9)%	17.6%
Add: D&A	20.1%	17.8%	30.9%	33.9%	45.8%	20.2%	17.8%	30.0%	38.6%	41.1%	18.6%	16.6%	25.3%	33.1%	34.4%
Add: Impairment	-	-	-	-	-	-	-	-	-	-	18.5%	-	-	435.8%	-
Add: Tax and antimonopoly claims	-	-	-	-	-	-	-	-	-	-	16.0%	-	-	376.4%	-
Adjusted OIBDA margin	41.6%	42.7%	48.4%	53.5%	54.2%	41.8%	43.2%	47.8%	44.3%	68.0%	44.0%	44.5%	51.9%	54.4%	52.0%

28

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. USD mln As of Dec 31, 2011 As of Jun 30, 2012 Current portion of LT debt and of capital lease obligations 1,155.7 1,104.5 LT debt 7,554.0 6,237.1 Capital lease obligations 5.5 3.5 Total debt 8,715.2 7,345.1 Less: Cash and cash equivalents 1,850.8 881.0 ST investments 86.2 837.9 Net debt 6,778.2 5,626.2 Appendix – Definitions and Reconciliations Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. USD mln For six months ended Jun 30, 2011 For six months ended Jun 30, 2012 Net cash provided by operating activities 1,669.2 2,274.3 Less: Purchases of property, plant and equipment (660.6) (1,021.0) Purchases of intangible assets (145.6) (103.8) Proceeds from sale of property, plant and equipment 8.3 2.2 Proceeds from sale of other investments 7.0 14.7 Investments in and advances to associates 3.0 - Acquisition of subsidiaries, net of cash acquired (33.8) (32.7) Free cash flow 847.5 1,133.7 29

Appendix – Definitions and Reconciliations LTM OIBDA can be reconciled to our consolidated statements of operations as follows: USD mln Six months ended Dec 31, 2011 Six months ended Jun 30, 2012 Twelve months ended Jun 30, 2012 A B C = A + B Net operating income 1,572.8 365.3 1,938.1 Add: D&A 1,142.8 1,188.4 2,331.2 Add: Impairment 579.0 579.0 Add: Tax and antimonopoly claims 500.0 500.0 Adjusted OIBDA 2,715.6 2,632.7 5,348.3 30

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period. Appendix – Definitions and Reconciliations 31

According to the SEC definition Sec. 103 EBIT and EBITDA, measures that are calculated differently than those described as EBIT and EBITDA in the materials should not be characterized as "EBIT" or "EBIDTA." Instead, the titles of these measures should clearly identify the earnings measure being used and all adjustments. MTS reports adjusted OIBDA due to its treatment of the impairment of long-lived and other assets that relates to Q4 2010. Appendix – Adjusted OIBDA definition 32

Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com 33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: August 29, 2012

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